Exhibit 99.1

Scorpio Bulkers Inc. Announces Agreements to Modify and Sell Existing Shipbuilding Contracts for Six Capesize Vessels

MONACO--(Marketwired - Dec 17, 2014) - Scorpio Bulkers Inc. (NYSE: SALT) (the "Company") announced today that it has (i) reached agreements with shipyards in South Korea and Romania to modify six newbuilding contracts for Capesize bulk carriers into newbuilding contracts for LR2 product tankers, (ii) reached an agreement to sell four of these LR2 newbuilding contracts to Scorpio Tankers Inc., a related party, and (iii) granted options to Scorpio Tankers Inc. to purchase the two remaining LR2 newbuilding contracts.

The sale price for each of the four LR2 newbuilding contracts is $51.0 million. The two option contracts, which expire on May 31, 2015, may be exercised by Scorpio Tankers Inc. for a fixed purchase price of $52.5 million for each contract.

The Company expects to record an aggregate loss on disposal of approximately $41 million on the four modified newbuilding contracts. The Company also expects to record an aggregate loss of approximately $14 million on the potential disposal of the two option modified newbuilding contracts, which will be reclassified on the balance sheet as assets held for sale.The independent members of the Company’s Board of Directors unanimously approved the transaction with Scorpio Tankers Inc. described in the preceding paragraphs.

The independent members of the Company's Board of Directors unanimously approved the transaction with Scorpio Tankers Inc. described in the preceding paragraphs.

At the purchase prices indicated above, a sale of all six modified newbuilding contracts will result in an estimated reduction of future cash obligations of approximately $120 million. Emanuele Lauro, the Company's Chairman and CEO, commented "We have taken these actions to strengthen our liquidity position. We will continue to be proactive in further strengthening our balance sheet."

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns two Kamsarmax vessels, time charters-in 22 dry bulk vessels (one Handymax, one Ultramax, four Supramax, five Panamax, eight Kamsarmax and three Post-Panamax vessels) and has contracted for 72 dry bulk vessels consisting of 29 Ultramax, 21 Kamsarmax and 22 Capesize vessels, four LR2 tankers sold, subject to completion, and two LR2 tankers held for sale from shipyards in Japan, South Korea, China and Romania. Upon final delivery of all of the vessels, the owned fleet is expected to have a total carrying capacity of approximately 7.6 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)
www.scorpiobulkers.com